WaferGen Bio-systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA  94555
(510) 651-4450

September 8, 2011

VIA EDGAR SUBMISSION AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Tara Harkins, Staff Accountant
Martin James, Senior Assistant Chief Accountant

Re:	WaferGen Bio-systems, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 000-53252

Dear Mr. Vaughn:

This letter is in response to your comment letter dated August 8, 2011 concerning the above-referenced filing by WaferGen Bio-systems, Inc. (“WaferGen” or the “Company”). For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

-Results of Operations, Page 25

1.
We note your discussion of your gross margin after reversing the impact of the provision for obsolete inventory for the year ended December 31, 2009. Please explain to us how you have complied with the guidance in Item 10(e) of Regulation S-K in connection with your presentation of the non-GAAP gross margin percentage for 2009. Revise future filings as appropriate to comply with that guidance.

In our efforts to provide forward-looking guidance about expectations for future gross margins, we overlooked that the information we were providing could be interpreted as a contravention of Item 10(e) of Regulation S-K.  We will take more care to avoid non-GAAP disclosures in future filings.

-Critical Accounting Policies and Estimates, Page 31

2.
We note your disclosures here regarding your inventory valuation. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as “projected demand” for purposes of your inventory valuation analysis and why you have chosen one year’s projected demand to determine obsolescence. Discuss how you arrived at your estimates for projected demands, how accurate your estimates of projected

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2011

demand have been in the past and how much the estimates of projected demand have changed in the past. Provide us with a sample of your proposed disclosure.

When valuing our inventory of SmartSlideTM products during 2009, at which time we believed that, due to declining sales, a partial, but not full, provision was required for non-saleable product, we estimated future demand for each product based on actual sales in the previous year. We considered one year’s expected usage to be an industry norm, as it is the only period cited by any of our closest competitors. These SmartSlideTM products have negligible scrap value. We had no prior experience of products in the same stage of life-cycle and no reliable forecasts of future sales, so a look-back period was the best estimate available to us. Since it was a subjective estimate, we reflected this within “Critical Accounting Policies and Estimates” in the third quarter of 2009 and have left it substantially unchanged since then. In the fourth quarter of 2009, due to continued low sales, we increased our provision to 100% of SmartSlideTM product on hand for which we had no pending sales orders.  At that time we had pending sales orders for products with a cost of $39,970, so the provision did not cover these products.  The $39,970 of products were sold in the three months ended March 31, 2010, so by this date we had a 100% provision against remaining products with a cost of $130,478. To date, this estimate has proven to be $11,524 in excess of the provision actually required (i.e., less than 9% of the provision).

Since we introduced our SmartChip product line, which were first recorded in inventory in the second quarter of 2010, we have made no provision for obsolescence against these SmartChip products, as we estimate that we will be able to realize amounts in excess of cost. Since some of the SmartChip products we now manufacture are perishable, we believe reliance on “one year’s projected demand” is no longer appropriate, so we will remove this phrase from future filings. We will continue to record adjustments to inventory for potentially excess, obsolete or impaired goods, when appropriate, in order to reduce the value of inventory to net realizable value as needed.

Our future filings will state “Inventories are stated at the lower of cost and market value. We perform a detailed assessment of inventory on a regular basis, which includes, among other factors, a review of projected demand requirements, product pricing, product expiration and product lifecycle. As a result of this assessment, we record provisions for potentially excess, obsolete or impaired goods, when appropriate, in order to reduce the reported amount of inventory to its net realizable value. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required.”

3.
Further to the above, we note from pages 25-26 that you are no longer selling your SmartSlide™ products during fiscal 2010 and that in 2009 you established a provision for obsolete SmartSlide™ products inventory. We further note that you recognized $11,524 of income in fiscal 2010 within your provision for obsolete inventory. Please address the following comments:

•
Considering that you are no longer selling the SmartSlide™ products, please explain how you determined the amount of the provision for obsolete inventory to establish for this inventory in fiscal 2009.

•	Please explain to us why you recognized $11,524 income during fiscal 2010 within your provision for obsolete inventory.

We did not intend to convey the impression that we no longer sell SmartSlideTM products. We included the following language on page 25 of the 10-K: “…because the Company no longer promotes SmartSlideTM products, significant sales are not expected in the future”. As noted in our response to question 2. above, we recorded a 100% valuation allowance against product on hand for which we had no pending sales orders at December 31, 2009, which, following sales in the three months ended March 31, 2010, left a 100% provision against products with a cost of $130,478. Subsequently in 2010, we sold products with a cost of $11,524, recognized related revenue for these sales, and reduced our finished goods and our inventory reserve accordingly.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2011

Item 8. Financial Statements and Supplementary Data, page 31

Note 2. Summary of Significant Accounting Policies, page 49

-Stock-Based Compensation, Page 51

4.
We note that you determine the expected volatility for your stock-based compensation issued to your employees based upon the “weighted-average of [your] historic volatility of four comparable companies over the retrospective period corresponding to the expected life of [your] own options on the grant date.” We further note that you provide for extra weighting to those companies most similar in terms of size and business activity. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

We chose the four comparable public companies that we considered to most closely match our principal product in terms of functionality and customer base. Unfortunately, there is a very limited number of companies in our field.  Out of these, we focused on companies with the most comparable products and stage of life cycle. These companies are all high-technology, life science companies, and all are our competitors. Three of the companies are in the same industry by SIC code (Affymetrix, Bio-Rad and Illumina - 3826, Laboratory Analytical Instruments), and one is in a similar industry and SIC code with a product line that is directly competitive (Life Technologies - 2836, Biological Products non-Diagnostic). One company (Affymetrix) had a similar market cap of less than $1 billion, and the others had market caps of less than $10 billion. We assigned a 50% weighting to the company that we judged to be the most directly competitive with us (Life Technologies). The two smaller companies, most comparable to us in size, were assigned 20% weightings and the fourth (Illumina) a 10% weighting.

Subsequent to filing the 10-K, and effective April 1, 2011, we identified three more companies which also match these criteria, retaining the original four as required by Question 6 in SAB Topic 14.D.1. We now apply a 20% weighting to each of three companies that were part of the four discussed above, and 10% each to four others. This now provides a 60% (50% prior to April 1, 2011) weighting to companies with the same SIC (3826 – Laboratory Analytical Instruments), with the remaining 40% (50% prior to April 1, 2011) having SICs that also describe our business (e.g. 2836 - Biological Products non-Diagnostic). A 40% (20% prior to April 1, 2011) weighting is applied to Companies with a market cap well below $1 billion – there are few small companies in our field that have been listed for as long as our expected term of our options, so our choices are limited. We measure volatility using daily closing prices, with equal weighting over the expected term.

The change to a broader mix of companies had the effect of increasing volatility on (as an example) June 9, 2011, from 42.04% to 50.15%. We expect (see responses to Questions 6 and 7) that our volatility will increase again in the first quarter of 2012 when we propose to measure volatility based on 50% Company historic (as by then our stock will have been traded for the expected term of 4.75 years, assuming this estimate doesn’t change) and 50% implied, which we plan to determine based on the methodology we are presently using.

-Warrant Derivative Valuation, page 51

5.
We note that you determine the fair value your warrants using a Monte Carlo Simulation model for each reporting period presented and that you utilize an assumption entitled “private placement discount to your stock price” within this model. Please explain to us in more detail the nature of this discount and how you have determined the amount of the discount. Cite the accounting literature relied upon and how you applied it to your situation.

The Monte Carlo Simulation is a probability-weighted scenario analysis model under which we estimate the liability under various stock price scenarios. Further, this model takes into account adjustments to the expected number of warrants based on

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2011

projections of the amount and timing of future funding, from which we project the number of securities we must issue to obtain such funding. The private placement discount to stock price impacts the projected number of securities we would need to issue to obtain such projected funding based on any stock price, which in turn impacts the projection of the number of warrants outstanding and their exercise price as a result of the anti-dilution adjustments that would be triggered. (Please note that the securities issued in the Company's private placement in May 2011 generally do not have anti-dilution adjustment provisions.) The greater the number of securities projected to be issued in the future, the greater the projected number of warrants and the lower their exercise price, both of which serve to increase the warrant derivative liability. The private placement discount to stock price is therefore directly relevant to this valuation. We are not aware of any accounting literature that delves into the specifics of the model used by our independent valuation experts in this level of detail, but we do believe that best practice requires us to use a model more sophisticated than Black-Scholes, which would not take account of projected anti-dilution adjustments, and would thus undervalue the warrant derivative liability. Absent anti-dilution provisions, or absent projections of future funding during the expected remaining term of the warrant, the Monte Carlo Simulation and a Black-Scholes valuation would produce substantially the same result.

Because the private placement discount to stock price is an assumption that directly impacts the valuation, we elected to disclose it. Given that this disclosure is probably not understood by the average financial statement user, not normal practice and not specifically required, we will remove this disclosure from all future filings.

6.
We also note your disclosures that you use 50% of the weighted average of the historic volatility of four comparable companies and 50% of your own historic volatility when your stock has been traded longer than the expected remaining term of the warrants. Please explain to us in more detail how you determined the weighting of your expected volatility between 50% of your own historic volatility and 50% of your four comparable companies.

We take our guidance from FASB accounting standards and SEC guidance related to options (see response to Question 4), for which present guidance requires that no less than 50% historic volatility be considered assuming the Company’s stock has been traded for not less than the expected term. We recognize that there are differences between options and warrants when it comes to evaluating the expected term, however once the expected term has been estimated, and absent any specific guidance to the contrary, we believe it logical and appropriate to extend this guidance to other securities for which volatility is one of the valuation parameters. Further, the Company was in its relative infancy when it was first listed in 2007 and, accordingly, we believe the volatility of competitors’ stock to be a more accurate predictor of the Company’s future volatility than the Company’s own historic volatility.

7.
We also note that your expected volatility has increased to 92.67% for fiscal 2010 as compared to 49.78% in fiscal 2009. Please explain to us why your expected volatility has increased between fiscal 2010 as compared to fiscal 2009.

These recorded volatilities, as stated in the footnote, represent the highest of any tranche of warrant that was measured at any time during the fiscal year. Since this is not the standard disclosure for such warrants, starting with our 10-Q for the quarterly period ended June 30, 2011, we will record these and other warrant valuation assumptions at the balance sheet dates only (including comparatives). The peak volatility in 2010 related to the warrants expiring in May 2013 and occurred as at September 30, 2010. It was significantly impacted, relative to 2009, by the assignment of a 50% weighting to the Company’s own historic volatility, and also by the high volatilities of all companies considered as the look-back period included the latter part of 2008 when the markets were unusually volatile. At December 31, 2010, when this period in 2008 was excluded from the look-back period and replaced by a more stable period in the last three months of 2010, the volatility of these warrants fell from 92.67% to 67.61% with no change in the mix of companies considered. The lower amount of 49.78% in 2009 excluded any consideration of the Company’s historic volatility as our shares had been traded for less than the expected term of any of the warrants valued. As stated in our response to Question 6, we believe we were obligated to attach at least a 50% weighting to the Company’s own stock in this valuation assumption by the end of 2010, whereas in 2009 we were prevented from doing so because the Company did not have an adequate trading history to determine its own historical volatility.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2011

Note 6. Redeemable Convertible Preference Shares in Subsidiary, page 55

8.
We note your disclosure here and within your March 31, 2011 Form 10-Q related to your Series A, B, and C Redeemable Convertible Preference Shares (RCPS) that were issued by your Malaysian Subsidiary. Please explain to us in detail how you accounted for the embedded put options upon issuance of the Series A, B, and C RCPS and once the embedded put options became exercisable or were exercised. Cite the accounting literature relied upon and how you applied that literature to this situation.

The Accounting Standards Codification (ASC) 815-10-15-74 states a contract will not be considered a derivative instrument if contracts issued or held by that reporting entity are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

Series A and B RCPS

Initially, the put options for Series A and B RCPS were evaluated pursuant to ASC 815-10-15-74 and determined not to be a derivative instrument, as follows:

•	There are no provisions that could require net-cash settlement. ASC 815-40-25-7 taken into consideration
•	Net-cash settlement is not provided for under any circumstance. ASC 815-40-25-8 taken into consideration.
•	There are no provisions that could trigger cash settlement. ASC 815-40-25-9 taken into consideration
•	There are no provisions that could require net-cash settlement and all the conditions required to be classified as equity have been met. ASC 815-40-25-10 taken into consideration.
•	Settlement in registered shares is not required. ASC 40-25-11 through ASC 815-40-25-16 taken into consideration.
•
The fair value of unregistered shares will be determined by obtaining market quotations, so an unrealistic value that would compel net cash settlement is impossible. ASC 815-40-25-17 taken into consideration

•	There are no uneconomic settlement alternatives. ASC 815-40-25-18 taken into consideration.
•
The Company believes that sufficient authorized and unissued common shares are available for issuance upon exercise of the put options. ASC 815-40-25-19 through ASC 815-40-25-24 taken into consideration.

•	There is an explicit limit on the number of shares to be delivered. ASC 815-40-25-26 through ASC 815-40-25-28 taken into consideration.
•	The contract has no provision for net-cash settlement. ASC 815-40-25-29 taken into consideration.
•	There are no “top-off” or “make-whole” provisions. ASC 815-40-25-30 taken into consideration.
•	There are no creditor rights to the holders in the event of bankruptcy. ASC 815-40-25-31 through ASC 815-40-25-34 taken into consideration.
•	The posting of collateral is not required. ASC 815-40-25-35 taken into consideration.

Series B RCPS

However, for the Series B RCPS, if at any point after August 1, 2010, the 10 day average closing price of the stock is below $2.647, then the holders can convert at a rate of 85% of such 10 day average closing price.

Although this is clearly labeled as a “Put”, in actuality this is a conversion feature whereby the holders can convert their Series B RCPS shares into shares of Common Stock of WaferGen Bio-systems, Inc. As this should be analyzed as a conversion feature and not a put we must first determine if the debt is conventional convertible debt. The debt is not considered conventional convertible debt as the number of shares to be issued upon conversion is not fixed as the conversion price could decrease as a result of the share price average pursuant to the conversion terms.

As the Series B RCPS is not considered conventional convertible debt, we must review ASC 815-10-15-74 to determine whether or not the Series B RCPS meets the exception criteria.

To do this we must review the requirements of ASC 815-40-25-7 to ASC 815-40-25-35.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2011

ASC 815-40-25-26 through ASC 815-40-25-28 requires contracts to contain an explicit share limit. As the stock to be issued is variable (conversion price changes if the 10 day average falls below $2.647) and as the variable conversion rate is not capped, nor has a floor, the Company does not know if it has enough authorized and unissued shares of stock that may need to be issued upon conversion. As a result, the requirements of ASC 815-40-25-26 and ASC 815-40-25-27 are not met. Therefore, this conversion feature does not qualify to be classified as equity. The conversion feature must be recorded at fair value with changes recorded as gain or loss in earnings once the contingency is resolved.

We noted the following in ASC 505-10-50:

Issue 7 – How an issuer should apply Issue 98-5 if the terms of a contingent conversion option do not permit the number of shares that would be received upon conversion if the contingent event occurs to be calculated at the commitment date.

23. The Task Force reached a consensus that if the terms of a contingent conversion option do not permit an issuer to compute the number of shares that the holder would receive if the contingent event occurs and the conversion price is adjusted, an issuer should wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price. The number of shares that would be received upon conversion based on the adjusted conversion price would then be compared with the number that would have been received prior to the occurrence of the contingent event. The excess number of shares multiplied by the commitment date stock price equals the incremental intrinsic value that results from the resolution of the contingency and the corresponding adjustment to the conversion price. That incremental amount would be recognized when the triggering event occurs.

Since the original conversion price of $2.25 did not result in a beneficial conversion feature (BCF) and only upon the contingency being resolved, after the August 1, 2010 date, would there actually be a beneficial conversion feature, we believe the derivative liability would not be recorded until that point in time. All Series B RCPS remaining at the end of each reporting period would then be revalued again. A summary of the accounting is as follows:

Once contingency is lifted, August 1, 2010:

RCPS Stock Discount	$	XXX

RCPS BCF Liability			$	XXX

To record BCF liability.

Retained Earnings	$	XXX

RCPS Stock Discount			$	XXX

As there is no “term” the discount is amortized immediately. Since this is preferred stock and this is the initial value of the conversion feature, we believe it should hit retained earnings and not the Statement of Operations, although it should be recorded as part of the net loss attributable to common stockholders.

Revalue every quarter:

Expenses	$	XXX

RCPS BCF Liability			$	XXX

Although preferred stock, as a derivative liability, this expense and/or income resulting from the revalue should hit the Statement of Operations each quarter.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2011

Upon conversion:

Expense	$	XXX

RCPS BCF Liability			$	XXX

One last revalue on conversion date.

RCPS BCF Liability	$	XXX

APIC			$	XXX

Once converted the final entry will essentially be additional capital.

Series C CPS

At the time of issuance, the embedded put option on Series C Convertible Preference Shares was assessed under guidance in ASC 480 and ASC 815.  Since it has a substantive conversion option and is not redeemable under any circumstances, and since the economic characteristics and risks of the conversion feature are clearly and closely related to those of the host contract, no bifurcation is necessary and it was recorded in equity at net cost. When the put option is exercised, this sum will be transferred from Series C Convertible Preference Shares to Common Stock (at par value) and APIC

In accordance with ASC 815, derivatives with negligible value are not considered. We therefore attached no value to the investors’ right to convert their CPS into shares of the subsidiary.

9.
Further to the above, we noted that you valued the embedded put option during fiscal 2010 and the three months ended March 31, 2011 utilizing the Black-Scholes valuation model during each reporting periods presented. Please tell us how you determined the significant assumptions utilized with the model.

The Fair Value of our Common Stock was determined based on the closing price of our Common Stock on each of the measurement dates.

The Expected Term was determined based on the period of time over which the put options were expected to remain outstanding and unchanged, which was determined to be 1 day.

The Risk-Free Interest Rate was determined utilizing the United States Treasury rate on each of the measurement dates with a term equal to the Expected Term of the put options.

The Expected Volatility was determined based 50% on the Company’s historic volatility and 50% implied volatility, derived by using a weighted-average of the historic volatility of four comparable companies over the retrospective period corresponding to the expected life of the Company’s own put options on each of the measurement dates. See also response to Question 4.

The Dividend Yield was determined based on the Company’s past and expected future dividends. Since the Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future this was determined to be zero on each of the measurement dates.

The resulting valuation closely approximated the intrinsic value.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2011

Note 11. Income Taxes, page 64

10.
Please revise your future filings to include the disclosures required by paragraphs 740-10-15-15 and 15-15(a) of the FASB Accounting Standards Codification related to your unrecognized tax benefits for each reporting period presented.

We will revise future 10-K filings to include disclosures related to unrecognized tax benefits, as applicable.

Note 12. Business Segment Information, page 66

11.
We note your disclosure of revenues by geographic area. Specifically, we see that you have grouped your revenue into North America, Asia, and Europe. In accordance with 280-10-50-41(a) of the FASB Accounting Standards Codification, please revise your future filings to separately present revenues from external customers attributed to your country of domicile.

We will revise future 10-K filings to record “United States” first, followed by a breakdown of “International”. Of the North America sales of $602,474 and $346,185 in 2010 and 2009, respectively, $50,547 and $543, related to Canada, respectively, with the remainder sold in the United States.

12.
Further to the above, paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification requires separate disclosure of material revenues attributed to an individual foreign country. Please explain to us how your current presentation complies with that guidance.

Of the sales to Asia of $1,019,293 and $1,035 in 2010 and 2009, respectively, $893,498 and $1,035, related to Japan, respectively. We will therefore show Japan as a separate line in our Table in future filings, for as long as sales, or comparative sales, remain material. Further, in 2010, approximately $332,000 of our sales to Europe went to Luxembourg. We will denote this (and other material European countries, should the need arise) below the Table in future filings.

13.
Please revise future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

We will revise future 10-K filings to read “Revenues are attributed to geographic areas based on where the Company’s products are shipped.”

Note 13. Contingencies, page 66

14.
For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

We had no such contingencies at December 31, 2010. We believe that past filings when such disclosures were relevant, the most recent being the 10-Q for the quarterly period ended September 30, 2010, fully complied with paragraphs 450-20-25-2 and 450-20-50-4 of the FASB Accounting Standards Codification.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2011

Item 9A. Controls and Procedures, page 68

15.
We note that disclose that management’s assessment of internal control over financial reporting is based on “criteria in Internal Control over Financial Reporting—Guidance for Smaller Public Companies Issued by the Committee of Sponsoring Organizations of the Treadway Commission.” Please note that this is not an acceptable framework as set forth in SEC Release 33-8810. Specifically, the guidance you reference is not an actual framework for evaluation, but instead provides guidance on how small companies can utilize the framework set forth in Committee of Sponsoring Organizations of the Treadway Commission’s “Internal Control – Integrated Framework.” Please clarify for us the actual framework that you utilized in your evaluation of internal control over financial reporting. Further, please revise future filings to specifically indicate the actual framework management utilized. In this regard, you may indicate, if true, that you carried out your evaluation based on criteria of the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework while utilizing the additional guidance contained in the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting - Guidance for Smaller Public Companies.

We will revise future 10-K filings to read “Management’s assessment of internal control over financial reporting was conducted using the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework while utilizing the additional guidance contained in COSO’s Internal Control over Financial Reporting - Guidance for Smaller Public Companies.” instead of  “Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).”

16.
We note that you have identified a material weakness in your internal controls over financial reporting as of December 31, 2010 related to your reliance upon your external auditors to review and adjust your accounting and related financial disclosures regarding your redeemable preference shares in your subsidiary. Please clarify for us the reference to “external auditors.” Clarify if you are referring to your Independent Registered Public Accounting Firm. If so, please address the following:

•	Explain to us in more detail the nature of your reliance on your external auditors. Describe how your external auditors adjust your accounting and related financial disclosures.

•
Explain how you and your auditors have considered how the reliance on the external auditor in adjusting your accounting and related disclosures regarding your redeemable preference shares impacts your compliance with Rule 2-01(b) and Rule 2-01(c)(4) of Regulation S-X.

We confirm that, by reference to external auditors, we were referring to our Independent Registered Public Accounting Firm.

We worded the material weakness this way without accurately communicating the actual circumstances, and believe the material weakness should have read “We did not record the correct valuation and related disclosures for the beneficial conversion feature (“BCF”) relating to Series B Redeemable Convertible Preference Shares in our subsidiary.”

Certain of our calculations relating to the accounting for the above-mentioned BCF were incorrect and were used to generate the trial balance provided to the auditors for their quarterly review.  The error was identified by our auditors, who provided us with additional accounting guidance.  We re-did our calculations and took ownership for the correction and the resulting accounting results.

With specific relevance to Rule 2-01(c)(4) of Regulation S-X, we believe that the independent auditor remained objective throughout this process. The Company assumed full responsibility for the accuracy of the financial statements and believes that auditor independence was not impaired.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
September 8, 2011

17.
Further to the above, please discuss in greater detail your consideration of how the material weakness identified relating to the reliance on your external auditors reviewing and adjusting your accounting and disclosures for your redeemable preference shares could have broader implications on your internal control over financial reporting. In this regard, it appears that the material weakness disclosed could possibly be indicative of a more pervasive control deficiency regarding accounting for complex transactions. Please tell us more about the control deficiency that you have identified and the cause of the control deficiency. Please also provide us with additional information to help us understand whether the deficiency has a pervasive impact on internal control over financial reporting. Discuss how you have considered how the material weakness could impact other areas of the financial statements.

Our controls for SOX 404 are broken down by cycles, and the key control that we assessed as not operating effectively was specifically related to accounting for debt (encompassing RCPS), rather than a generic control related to all complex transactions. At the time this arose, we had assessed that all non-routine transactions had been adequately addressed for potentially omitted guidance and that we were adequately monitoring new accounting pronouncements. We had procedures in place to ensure that outside assistance would be sought for non-routine transactions for both accounting interpretations and valuations, as needed. We did consider whether there was a pervasive control deficiency and, based on the existence of adequate controls elsewhere, concluded that the accounting for this BCF was not indicative of a lack of controls overall.

We reported this deficiency as remediated in the 10-Q for the quarterly period ended March 31, 2011, having accounted for the BCF without error for two consecutive quarters, and having determined the proper accounting treatment for the Series C CPS (see Question 8).

WaferGen acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquires regarding the foregoing to me at (510) 780-2393 (telephone) or (510) 793-8992 (facsimile).

Very truly yours,

/s/ Donald Huffman
Donald Huffman
Chief Financial Officer